Filer: Excelsior Income Shares, Inc.
                                 Pursuant to Rule 425 under the Securities
                                 Act of 1933
                                 Subject Company: Excelsior Income Shares, Inc. Registration No. 811-02363



                                                           FOR IMMEDIATE RELEASE


                  EIS FUND ANNOUNCES PRELIMINARY PROXY RESULTS
              Plan for Liquidation Rejected, Current Board Replaced

NEW YORK, NY, Oct. 19 - The Board of Directors of EIS Fund (NYSE: EIS) today announced the preliminary results of the votes cast at the Annual Shareholder's Meeting for EIS Fund. Based upon the preliminary results, it appears that shareholders voted to replace the current Board with a slate of directors headed by Ralph W. Bradshaw. It also appears that the proposed Plan for Liquidation was rejected, as was the proposal to replace the investment advisor. In addition, the proposal to amend the Fund's certificate of incorporation to change the Fund's name to "EIS Fund, Ltd." appears to have been rejected. However, it appears that the majority of shares were voted in favor of appointing PriceWaterhouseCoopers, LLP, as the Fund's independent accounting firm for the coming year.

Assuming the preliminary results are confirmed, the current Board of EIS Fund stated that it will turn over control of the Fund to the newly elected Board at the Fund's Annual Shareholder's Meeting, at which time the certified results of the voting will be announced. The Annual Meeting is scheduled to be reconvened on Oct. 30, 2001, at 11:00 a.m., at the offices of Kramer Levin Naftalis & Frankel, LLP, 919 Third Avenue, 41st Floor, Conference Room B, New York City.


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EIS Fund is the name under which Excelsior Income Shares, Inc., a closed-end bond fund organized under the laws of New York, does business.